Susan J. Thomas

Secretary

Suite 2411

One American Road

Dearborn, Michigan 48126

(313) 594-9876

Via EDGAR

April 30, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu and Lulu Cheng

Re:                                                           Ford Credit Floorplan Master Owner Trust A

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 26, 2013; File No. 333-60756-04 (the “Form 10-K”)

Ladies:

On behalf of Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the “Co-Registrants”) and Ford Credit Floorplan Master Owner Trust A (the “Trust”) and in response to the letter, dated April 16, 2013, from the staff of the Securities and Exchange Commission to Brian E. Schaaf, Assistant Treasurer, we submit the following in response to your comments.

The numbered paragraphs below set forth your comments in italicized text together with the Co-Registrants’ responses.  The headings and numbers correspond to the headings and numbered paragraphs in your letter.  Unless otherwise noted, the use of “we,” “us” and similar terms refer to the Co-Registrants.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, page 2

1.                                      We note your discussion of the material instances of noncompliance that were identified in the assessment provided by The Bank of New York Mellon, and that The Bank of New York Mellon has confirmed that it had no reason to believe there were any material instances of noncompliance related to any securities issued by the Trust.  Specifically, we note that the second paragraph states that Regulation AB does not contemplate identifying noncompliance on an individual transaction basis.  Because we believe that this statement is not related to the discussion of material instances of noncompliance, this statement need not and should not be included.  Please confirm that in future filings, where applicable, you will not include such statement.

We confirm that in future filings, where applicable, we will not include the statement referenced above.

Item 15 — Exhibits and Financial Statements and Schedules, page 2

Exhibit 31.1

2.                                      We note that paragraph 3 contains a typographical error relating to the term “periodic reports.”  Please confirm that in future filings, you will correct this typographical error.

We confirm that in future filings we will correct the typographical error.

Schedule A to Exhibit 33.2

3.                                      We note the disclosure here regarding The Bank of New York Mellon’s identified material instances of noncompliance with the Item 1122 servicing criteria.  With a view to disclosure, please tell us the whether the transactions covered by this Form 10-K are part of the sample transactions reviewed to assess compliance with the applicable servicing criteria.  If the transactions covered by this Form 10-K were part of the transactions reviewed, please advise whether the identified instances of noncompliance involved any of these transactions.

The Bank of New York Mellon (“BNY Mellon”) has confirmed to us that the transactions covered by the Form 10-K were a part of the sample transactions reviewed by BNY Mellon to assess BNY Mellon’s compliance with applicable servicing criteria.  As stated in the Form 10-K, BNY Mellon further confirmed that the identified material instances of noncompliance did not relate to any of these transactions.

4.                                      Also, with respect to the identified material instance of noncompliance with Item 1122(d)(3)(ii), we note your statement that “when management becomes aware that such changes are necessary, the applicable payments are adjusted and revisions are made to ensure that future payments will be allocated and remitted in accordance with the distribution priority and other terms set forth in the transaction agreements.”  With a view to disclosure, please tell us:

• whether investors whose payments were impacted were notified of the errors and, if so, how they were notified;
• whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made;
• whether corrected investor reports were provided to affected investors and, if necessary, filed as amendments to Forms 10-D.

BNY Mellon has confirmed to us that investors whose payments were impacted by the material instances of noncompliance were reimbursed in December 2012.  BNY Mellon further confirmed that the revisions to the impacted payments were disclosed to investors in corrected payment reports sent to the investors in December 2012 and no amendments to Forms 10-D were filed because the applicable issuers had previously suspended filings for the affected trusts.

5.                                      Please confirm that any Item 1122 report provided in connection with future filings that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what we have requested in the above comments, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material impacts of noncompliance that have affected payments or expected payments on the asset-backed securities and the party’s current plans, if any, or actions already undertaken, for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance.

We confirm that any Item 1122 report provided in connection with future filings that identifies a material instance of noncompliance with the servicing criteria will provide disclosure similar to that described above.

Forms 10-D

Exhibit 99

6.                                      It does not appear that you have provided all the information required by Item 1121 of Regulation AB.  Specifically, the Forms 10-D omit the determination date as required by Item 1121(a)(1); updated pool composition information as required by Item 1121(a)(8); delinquency and loss information (e.g., dealer credit status) as required by Item 1121(a)(9); and, if applicable, information about asset pool changes as required by Item 1121(a)(14).  Please amend each Form 10-D that failed to include such information.  Please also confirm that you will include such information in future filings.

With respect to Item 1121(a)(1), we have not previously included the determination date in the monthly investor reports as we do not believe that this date is material to investors.  While many calculations are made on the determination date, those calculations are all made “as of” either the end of the preceding month or the distribution date, each of which is disclosed in the monthly investor reports on the top of each page.  However, we confirm that we will include the determination date in future Form 10-D filings.

We have reviewed the information referenced in Item 1121(a)(8) and believe that all of the items that are applicable and material for the Trust and this asset class have been disclosed in our Form 10-D filings.  Due to the revolving nature of the receivables pool and the unique characteristics of auto dealer floorplan receivables, much of the pool composition information referenced in Item 1121(a)(8) is either not applicable to the asset class or not material to investors.  For instance, because of the short-term nature of the receivables, the asset pool is revolving and changes on a daily basis as existing vehicles are sold and new vehicles are delivered into dealer inventory, and the pool composition can vary widely throughout the year based on a variety of factors, such as seasonal sales patterns, new model launches and sales and marketing programs.  As a result, certain information, such as the number of receivables in the pool or the pool factor at any particular point in time, is not material to investors.  Instead, the Trust has built-in structural features and protections designed specifically for a revolving asset master trust and these assets, including dealer, manufacturer and vehicle type overconcentration limits and monthly payment rate and excess funding amount triggers, and these limits and triggers are all currently disclosed each month in the monthly investor reports in Sections I, VII, VIII and XI of the Trust Summary.  In addition, because auto dealer floorplan receivables are payable upon the sale of the related vehicle or upon demand and do not have a specified final maturity date, many of the other factors set forth in Item 1121(a)(8), such as weighted average life, weighted average remaining term and prepayment amount, are not applicable to this asset class, so they are not included in our Form 10-D filings.  With respect to weighted average coupon, please note that we report the monthly yield (e.g., the aggregate of all amounts treated as interest, calculated as a rate) in Section II of the Trust Summary which is more relevant for investors because certain administrative fees are also treated as interest collections by the Trust.  Because of the structural features and protections built into the Trust, and for the other reasons set forth above, we believe that all applicable and material information contemplated by Item 1121(a)(8) is already reported in our Form 10-D filings, and no additional information needs to be included in future Form 10-D filings.

We have reviewed the information required by Item 1121(a)(9) and believe that all applicable and material information is already included in our Form 10-D filings.  We believe that the delinquency information required under Item 1121(a)(9) is subsumed in the concept of a dealer “status,” which is a more relevant indicator of potential performance issues with a dealer account.  In Ford Credit’s dealer floorplan finance program, the failure of a dealer to make any required payment when due under the floorplan financing agreement, if not cured promptly, will generally result in the dealer account being declared “status”, as described under “The Sponsor and Servicer — Servicing and Dealer Relations — Dealer Status” in the Trust’s prospectus.  Following a status declaration, the account is automatically redesignated from the Trust and no new receivables originated under that account are transferred to the Trust.  In addition, Ford Credit typically repurchases receivables in status accounts from the Trust, although they are not required to so.  As a result, status receivables generally do not remain in the receivables pool.  The principal balance of the receivables repurchased from redesignated accounts is reported in Section VI of the Trust Summary of the monthly investor report.  To the extent that our practice of repurchasing receivables in status accounts changes, or we are otherwise unable to repurchase such receivables under the terms of the applicable transaction documents, we will report such amounts to the extent they are material.  With respect to the reporting of loss information under Item 1121(a)(9), we report such information in the monthly investor report at the Trust level as Defaulted Receivables in Section I of the Trust Summary and at the individual series level as Investor Default Amount in Section V of each Series Summary.  Defaulted Receivables, as described under “Pool Balance, Depositor Amount and Allocations — Defaulted Receivables and Principal Collections Used to Pay Interest” of the prospectus, includes receivables that have been charged off as uncollectible by Ford Credit or remain outstanding and owned by the Trust for more than six months after the date the related account was classified as status.  Please note that, due to Ford Credit’s standard procedure of repurchasing status receivables, the amount of Defaulted Receivables in the Trust is usually zero, although this could change if Ford Credit were to stop repurchasing such receivables as described above.  For these reasons, we believe that all applicable and material information with respect to delinquency and loss information specified in Item 1121(a)(9) is currently included in our Form 10-D filings.

We have reviewed the information required by Item 1121(a)(14) and believe that all applicable and material information is already included in our Form 10-D filings.  Information regarding any new issuance of asset-backed securities backed by the Trust’s pool of assets is reported in the monthly investor report by series.  Any new series that is issued, together with its invested amounts and investor and enhancement percentages, are included in the applicable tables in Sections IV, V, and IX of the Trust Summary, and other relevant information is included in the Series Summary related to the new series.  With respect to additions or removals of assets, a detailed breakdown of each element of the change in the Adjusted Pool Balance from the beginning of the Collection Period to the end of the Collection Period, including principal collections on existing receivables, the principal amount of new receivables, principal reductions due to redesignated accounts and the addition of new accounts, is reported in Section I of the Trust Summary.  For these reasons, we believe that all applicable and material information specified in Item 1121(a)(14) is currently included in our Form 10-D filings.

7.                                      Also, we note that you have included a website address for “additional information” regarding the portfolio for the Servicer and the Trust in the distribution reports attached to your Forms 10-D.  However, Item 1 of Form 10-D states that the attached distribution report and the information provided in the form must together contain the information required by Item 1121 of Regulation AB.  We also note that the website address is not currently a valid address.  Please provide a valid address in your future filings.

We acknowledge that the Form 10-D and attached Exhibit 99 must together contain the information required by Item 1121 of Regulation AB.  The website address referenced in Exhibit 99 was included in the Trust’s monthly investor report as a reference tool for recipients of the investor report and not intended to incorporate information required by Item 1121 of Regulation AB.  We confirmed that the website address is valid, but will include an updated address in future filings that will take the user directly to the web page that contains a link to the additional statistical information referenced.

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As requested in your letter, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  your comments or changes to disclosure in response to your comments do not foreclose the Commission from taking action with respect to the filing; and

•                  we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call me at (313) 594-9876 if you have any questions about our response letter.

Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas

cc:                                Joseph P. Topolski, Katten Muchin Rosenman LLP